February 2014 Pricing Sheet dated February 28, 2014 relating to Amendment No. 1 to Preliminary Terms No. 1,266 dated February 3, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
PLUS Based on the Performance of a Basket of Six Commodities due September 3, 2014
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – FEBRUARY 28, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per PLUS (see “Commissions and issue price” below)
Stated principal amount:	$1,000 per PLUS
Pricing date:	February 28, 2014
Original issue date:	March 5, 2014 (3 business days after the pricing date)
Maturity date:	September 3, 2014
Aggregate principal amount:	$15,030,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	Copper	LOCADY	16.6667%	$7,097.50
	RBOB gasoline (“gasoline”)	XB1	16.6667%	278.98¢
	Live cattle	LC1	16.6667%	144.975¢
	Palladium	PLDMLNPM	16.6667%	$746
	Soybeans	S 1	16.6667%	1,414¢
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	16.6667%	$102.59

* Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange.

Payment at maturity:
▪  If the basket performance factor is greater than 100%, meaning the basket has appreciated in value:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪  If the basket performance factor is less than or equal to 100%, meaning the basket has declined in value or not appreciated in value:
$1,000 x basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000.  There is no minimum payment at maturity on the PLUS.  Accordingly, you could lose your entire initial investment in the PLUS.

Maximum payment at maturity:	$1,150 per PLUS (115% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, August 28, 2014, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity
Interest:	None
CUSIP / ISIN:	61762GAZ7 / US61762GAZ72
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$961.30 per PLUS. See “Investment Summary” in the accompanying preliminary terms.
	Terms continued on the following page
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per PLUS	$1,000	$15	$985
Total	$15,030,000	$225,450	$14,804,550
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $995 per PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $15 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 1,266 dated February 3, 2014
Prospectus Supplement for PLUS dated August 17, 2012                  Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on the Performance of a Basket of Six Commodities due September 3, 2014
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
Copper:  the official cash offer price per tonne of Copper Grade A on the London Metal Exchange (“LME”) for the spot market, stated in U.S. dollars, as determined by the LME on such date.
Gasoline:  the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division, or its successor, of the New York Mercantile Exchange (“NYMEX”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division, or its successor, of the NYMEX on such date.
Live cattle: the official settlement price per pound of deliverable-grade live steers on the Chicago Mercantile Exchange (“CME”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
Palladium: the afternoon palladium fixing price per troy ounce gross of palladium for delivery in Zurich through a member of the London Platinum and Palladium Market (“LPPM”) authorized to effect such delivery, stated in U.S. dollars, as calculated and published by the LPPM on such date.
Soybeans:  the official settlement price per bushel of deliverable-grade soybeans on the Chicago Board of Trade (“CBOT”) of the first nearby month futures contract (or, in the case of any trading day after the date of the last trade of the options contract (if there is more than one options contract, then the options contract with the latest date) pertaining to the first nearby month futures contract, the second nearby month futures contract), stated in U.S. cents, as made public by CBOT on such date.
WTI crude oil: the official settlement price per barrel of WTI crude oil on the NYMEX Division, or its successor, of the NYMEX of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division, or its successor, of the NYMEX on such date.

Relevant exchange:	Copper: LME Gasoline: NYMEX Division, or its successor, of the NYMEX Live cattle: CME Palladium: LPPM Soybeans: CBOT WTI crude oil: NYMEX Division, or its successor, of the NYMEX
Initial basket commodity price	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.